

August 29, 2014

<u>Via E-mail</u>
Rong Luo
Chief Financial Officer
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

      Re: eLong, Inc.
              Form 20-F for the year ended December 31, 2013
              Filed March 31, 2014
              File No. 000-50984

Dear Mr. Luo:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Linda Cvrkel

                                       Linda Cvrkel
                                       Branch Chief